UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission file number: 001-41523

BEAMR IMAGING LTD.

(Translation of registrant’s name into English)

10 HaManofim Street

Herzeliya, 4672561, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

The first paragraph of the press release attached to this Form 6-K as Exhibit 99.1 is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-272779 and 333-280576) and Form F-3 (File No. 333-277787), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on February 18, 2025, titled “Beamr Strengthens Partnership with AWS by Joining AWS ISV Accelerate: a Global Co-Sell Program”.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Beamr Strengthens Partnership with AWS by Joining AWS ISV Accelerate: a Global Co-Sell Program”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Beamr Imaging Ltd.

Date: February 18, 2025	By:	/s/ Sharon Carmel
	Name:	Sharon Carmel
	Title:	Chief Executive Officer

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